[JONES DAY LETTERHEAD]

March 27, 2009

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       FOIA Confidential Treatment Request

Mr. Mew:

    Reference is made to the letter, dated March 26, 2009, from Jones Day, on behalf of Macy's, Inc. ("Macy's"), to the Division of Corporation Finance supplementally providing certain information to the staff of the Securities and Exchange Commission (the letter and supplemental information being referred to collectively as the "Submission").  The Submission is enclosed.

    Pursuant to Securities and Exchange Commission Rule 83 (17 C.F.R. § 200.83) ("Rule 83"), adopted under the Freedom of Information Act ("FOIA"), Macy's hereby requests confidential treatment under the FOIA of all information contained and statements made in the Submission.  Any notices or communications concerning this request for confidential treatment should be directed to:

Macy's, Inc.
7 West Seventh Street
Cincinnati, Ohio  45202
Attn:    Dennis J. Broderick, Esq.
            Senior Vice President,
            General Counsel and Secretary
Telephone:  (513) 579-7000
Telecopy:  (513) 579-7354

with a copy to:

Mark E. Betzen
Jones Day
2727 N. Harwood Street
Dallas, Texas  75201
Telephone:  (214) 969-3704
Telecopy:  (214) 969-5100

    Because the Submission for which Macy's is seeking confidential treatment is not required to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, no other statute or Securities and Exchange Commission rule or procedure exists for according confidential treatment in connection with the Submission.  As required by Rule 83, each page of the Submission has been marked "Confidential Treatment Requested by Macy's, Inc."  In addition, the pages of the Submission have all been marked with Macy's three-letter code, which is "MAC," and have been sequentially numbered beginning with 0010001 through 0010011.  A copy of this request (but not the Submission) has been sent to the Commission's Office of Freedom of Information and Privacy Act Operations.

    If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (214) 969-3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        (w/o encl.)
            Office of Freedom of Information and Privacy Act Operations|
            Securities and Exchange Commission
            100 F Street, N.E.
            Mailstop 5100
            Washington, D.C. 20549
            (w/ encl.)
            Milwood Hobbs, United States Securities and Exchange Commission
            Donna Di Silvio, United States Securities and Exchange Commission
            Jim Allegretto, United States Securities and Exchange Commission
            Steven Jacobs, United States Securities and Exchange Commission
            Evan Sussholz, United States Securities and Exchange Commission
            Karen M. Hoguet, Macy's, Inc.
            Dennis J. Broderick, Macy's, Inc.
            Linda J. Balicki, Macy's, Inc.
            Joel A. Belsky, Macy's, Inc.
            Mark Larson, KPMG LLP
            John Connor, KPMG LLP
            Carmen Bailey, KPMG LLP
            Melanie Dolan, KPMG LLP
            Scott Flynn, KPMG LLP
            [redacted]

CONFIDENTIAL TREATMENT REQUESTED BY
MACY'S, INC.
MAC 0010001

[JONES DAY LETTERHEAD]

March 27, 2009

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:        Macy's, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Form 10-Q for the Fiscal Quarters Ended May 3, 2008, August 2, 2008, and November 1, 2008

Form 8-K, filed November 12, 2008
File Number 1-13536

Dear Mr. Mew:

    Reference is made to the letter, dated March 26, 2009, from Jones Day, on behalf of Macy's, Inc. ("Macy's" or the "Company"), to the Division of Corporation Finance responding to the requests of the staff (the "Staff") of the Securities and Exchange Commission for additional information made in a conference call held on March 26, 2009.

    The Staff is supplementally provided with the following:

(1)             a sensitivity analysis related to the Company's estimated weighted average cost of capital used in connection with its goodwill impairment analysis, specifically related to adding 1.5% of Company specific risk;

(2)             transactions reviewed in connection with the determination of the control premium for the Company used in connection with its goodwill impairment analysis; and

(3)             selected stock market price data for January 2009.

Securities and Exchange Commission                                                                                                      CONFIDENTIAL TREATMENT REQUESTED BY
Division of Corporate Finance                                                                                                                                                                           MACY'S, INC.
March 27, 2009                                                                                                                                                                                                MAC 0010002

    The Staff will be provided with documentation prepared by [redacted] regarding the methodology that it uses in connection with determinations of weighted average cost of capital in connection with goodwill impairment analyses supplementally, under separate cover, as soon as the Company is able to do so.

    Please note that the sensitivity analysis referred to in item (1) above was prepared solely at the request of the Staff.  Such an analysis was not requested by the Company in connection with the valuation of the Company's goodwill as of January 31, 2009 because the discount rate used in such analysis (as described below) was significantly higher than that used by the Company as of earlier annual goodwill impairment testing dates and resulted in a reconciliation of the Company's discounted cash flows to the Company's market capitalization that is in line with the implied control premiums documented by the Company.

    The Company reiterates that, as stated in the Company's February 24, 2009 press release and in the 2008 Form 10-K to be filed on April 1, 2009, the Company initially calculated the fair value of its reporting units by discounting their projected future cash flows to present value using the Company's estimated weighted average cost of capital as the discount rate and the fair value of each of the Company's Macy's reporting units exceeded its carrying value.  However, the reconciliation of the fair value of the Company's reporting units to the Company's market capitalization resulted in an implied fair value substantially in excess of its market capitalization.  In order to reconcile the discounted cash flows of the Company's reporting units to the trading value of the Company's common stock, the Company applied discount rates higher than the Company's estimated weighted average cost of capital to the projected cash flows of its reporting units and determined that the carrying value of each of the Company's reporting units exceeded its fair value at January 31, 2009, which resulted in all of the Company's reporting units failing the first step of the goodwill impairment test.

    Once the higher discount rate was selected and utilized, and the reconciliation of the discounted cash flows to the Company's market capitalization resulted in a control premium in line with the control premiums documented by the Company, no additional sensitivity analyses were performed.  The Company believes that the increase in the discount rates to levels higher than the Company's estimated weighted average cost of capital appropriately reflects a higher relevered equity beta and a higher equity risk premium, reflecting the overall changes in market risk, and negates the need for an additional Company-specific risk premium.  Moreover, it should be noted that any changes to the discount rate utilized in the first step of the goodwill impairment testing process would also impact the valuation of the Company's tangible and intangible assets in the second step of the goodwill impairment testing process.

Securities and Exchange Commission                                                                                                      CONFIDENTIAL TREATMENT REQUESTED BY
Division of Corporate Finance                                                                                                                                                                           MACY'S, INC.
March 27, 2009                                                                                                                                                                                                MAC 0010003

    If you have any questions, please do not hesitate to contact the undersigned at (214) 969‑3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        Milwood Hobbs, United States Securities and Exchange Commission
            Donna Di Silvio, United States Securities and Exchange Commission
            Jim Allegretto, United States Securities and Exchange Commission
            Steven Jacobs, United States Securities and Exchange Commission
            Evan Sussholz, United States Securities and Exchange Commission
            Karen M. Hoguet, Macy's, Inc.
            Dennis J. Broderick, Macy's, Inc.
            Linda J. Balicki, Macy's, Inc.
            Joel A. Belsky, Macy's, Inc.
            Mark Larson, KPMG LLP
            John Connor, KPMG LLP
            Carmen Bailey, KPMG LLP
            Melanie Dolan, KPMG LLP
            Scott Flynn, KPMG LLP
            [redacted]

CONFIDENTIAL TREATMENT REQUESTED BY
MACY'S, INC.
[MAC 0010004-MAC 0010009]

[Sensitivity analysis related to the Company's estimated weighted average cost of capital used in connection with its goodwill impairment analysis]

[Redacted]

CONFIDENTIAL TREATMENT REQUESTED BY
MACY'S, INC.
MAC 0010010

[Transactions reviewed in connection with the determination of the control premium for the Company used in connection with its goodwill impairment analysis]

[Redacted]

CONFIDENTIAL TREATMENT REQUESTED BY
MACY'S, INC.
MAC 0010011

[Selected stock price data for January 2009]

[Redacted]